[Letterhead]

May 7, 2007

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Ms. Jennifer Hardy

Re:	Registration Statement on Form S-1 of
JMP Group Inc. (File No. 333-140689)

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the several underwriters for the offering (the “Offering”) of common stock of JMP Group Inc. (the “Company”) pursuant to the above-referenced registration statement (the “Registration Statement”), hereby join with the Company in requesting that the Securities and Exchange Commission accelerate the effectiveness of the Registration Statement to May 10, 2007, at 4:00 p.m. EDT, or as soon thereafter as practicable.

We are aware of our obligations under Rule 460 under the Securities Act with respect to the Offering. In compliance therewith, we confirm that we have taken reasonable steps to make the information contained in the Registration Statement conveniently available to underwriters and dealers who will be invited to participate in the distribution of the securities registered thereunder. We advise you that approximately 12,650 copies of the preliminary prospectus, dated April 19, 2007, relating to the above-referenced offering have been distributed to prospective underwriters, institutional investors, dealers and others.

Very truly yours,

JMP SECURITIES LLC

MERRILL, LYNCH, PIERCE, FENNER & SMITH

INCORPORATED

KEEFE, BRUYETTE & WOODS, INC.

Acting as Representatives of the several underwriters

By: MERRILL, LYNCH, PIERCE, FENNER & SMITH

INCORPORATED

By:	/S/ RICHARD A. DIAZ
Richard A. Diaz Authorized Signatory